SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2006

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)

                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

                         Internet Gold-Golden Lines Ltd.

6-K Items

     1. Press Release re Internet Gold's Smile.Media and Teddy Productions to Create Internet Video Company dated November 15, 2006.

                                                                          ITEM 1


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Press Release                                              Source: Internet Gold

Internet Gold's Smile.Media and Teddy Productions to Create
Internet Video Company

Wednesday November 15, 9:00 am ET

PETACH TIKVA, Israel, November 15 /PRNewswire-FirstCall/ -- Internet Gold, (Nasdaq: IGLD; TASE: IGLD) today announced that smile.media ltd., its fully-owned subsidiary, has signed an agreement with Teddy Productions, one of Israel's leading entertainment production groups, to establish an internet video company. The new company will establish an Israeli internet video portal and will produce a broad range of internet video programs. smile.media will hold 50.1% of the new company and the owners of Teddy Productions will hold the remaining 49.9%.

Teddy Productions is owned by Tmira and Dudu Yardeni, who for the past three decades have been pioneering leaders of Israel's entertainment and media industries. Today, Teddy Productions produces a variety of television/media programs and live events. It also has exclusive relationships with leading Israeli artists and pop-media talents.

"We are excited to partner with Teddy Productions to benefit from the exciting internet video phenomenon," said Eli Holtzman, Internet Gold's CEO. "Throughout the world, internet video is attracting huge audiences and commanding a growing portion of internet media budgets. The Israeli market, with more than 95% of all Internet users hooked up via broadband, is ripe for this cutting-edge entertainment format. We believe that leading video sites will become a fertile source of revenues over the next few years as larger portions of advertising budgets are being shifted from traditional off-line media to the internet. Our strategic plan is to develop a wide variety of unique video content which will be promoted in synergy with our broad range of e-media properties to achieve leadership in this important and growing source of advertising revenues.

"In teaming up with Teddy, we will benefit from the brand, talent and content properties that they have developed over the last 30 years and their deep understanding of Israeli entertainment tastes. Together, we will create a unique internet video portal, extending smile.media's positioning as Israel's #1 internet media group," Mr. Holtzman concluded.

About Internet Gold

Internet Gold is Israel's leading IP Group with a major presence across all Internet-related sectors. Its smile.communications segment offers a variety of Internet access and related value-added services, international telephony and enterprise/IT integration services. Its smile.media segment manages a growing portfolio of Internet portals and e-Commerce sites. Internet Gold has entered into an agreement to acquire 60% of the control and equity in 012 Golden Lines Ltd ("012") based on a valuation of US$ 140 million. 012 is a major Internet Service Provider with revenues of $ 138.8 million in 2005 and is also a leader in Israel's Voice Over Broadband domestic telephony.

The agreement is subject to the approval of both boards of directors and the relevant regulatory authorities. According to the agreement, following the acquisition, 012 will merge with IGLD's Communications activities.

Internet Gold is part of the Eurocom Communications Group. Its shares trade on the Nasdaq National Market and on the Tel Aviv Stock Exchange.

For additional information about Internet Gold, please visit its investors' site at www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:
    Lee Roth
    KCSA Worldwide
    +1-212-896-1209

    In Israel:
    Mor Dagan
    Investor Relations
    +972-3-516-7620

    Ms. Idit Azulay, Internet Gold
    +972-3-939-9848
    idita@co.zahav.net.il

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  November 15, 2006